Exhibit 4.5

CERTIFICATE OF AMENDMENT OF
BYLAWS OF
CENTRAL PACIFIC FINANCIAL CORP.
(A Hawaii Corporation)

The following amendments to the Bylaws of Central Pacific Financial Corp. (the “Company”) were approved by the Company’s Board of Directors (the “Board”) as of September 14, 2004.  The Effective Date (as defined below) was September 15, 2004.

WHEREAS, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated April 22, 2004, with CB Bancshares, Inc. (“CBBI”), contemplating the merger of CBBI with and into the Company (the “Merger”); and

WHEREAS, pursuant to Section 7.02(d) of the Merger Agreement and as a condition to CBBI’s obligation to consummate the Merger, the Company agreed to adopt certain amendments to the Company’s Bylaws as set forth in Annex 2 of the Merger Agreement no later than the time the Merger becomes effective (the “Effective Time”).

NOW THEREFORE BE IT RESOLVED, that the Board hereby amends, with such amendment to take effect at the Effective Time, the first five sentences of Section 1 of Article III of the Company’s Bylaws to read as follows:

“The business of the Corporation shall be managed by a Board of Directors which shall be fifteen (15) in number. The directors shall be divided into three classes, designated Class I, Class II and Class III, with the terms of office of one class expiring each year.  Each class shall consist of five directors. The term of the initial Class I directors shall terminate on the date of the 2007 Annual Meeting; the term of the initial Class II directors shall terminate on the date of the 2005 Annual Meeting; and the term of the initial Class III directors shall terminate on the date of the 2006 Annual Meeting or, in each case, upon such director’s earlier death, resignation or removal.  At each succeeding Annual Meeting of Stockholders beginning in 2005, successors to the class of directors whose term expires at that Annual Meeting shall be elected for a three-year term and hold office until their successors are duly elected and qualified.”; and be it

RESOLVED FURTHER, that the Board hereby amends, with such amendment to take effect at the Effective Time, Article III of the Bylaws of the Company to include the following new Section 14:

“Section 3.14. BOARD COMPOSITION.  Until the third anniversary of the effective time of the merger between the Corporation and CB Bancshares, Inc., (i) the ratio of Continuing Central Pacific Directors to Continuing CB Bancshares Directors shall be maintained at 9 to 6 and all vacancies on the Board of Directors created by the cessation of service of a Continuing CB Bancshares Director shall be filled by a nominee selected by a majority of the Continuing CB Bancshares Directors and all vacancies on the Board created by the cessation of service of a Continuing Central Pacific Director shall be filled by a nominee selected by a majority of the Continuing Central Pacific Directors and (ii) the Continuing CB Bancshares Directors and the Continuing Central Pacific Directors shall be apportioned among the three classes of the Board of Directors such that the ratio of Continuing CB Bancshares Directors to Continuing Central Pacific Directors is 2 to 3 in each class. The provisions of this Section 3.14 and the first paragraph of Section 3.1 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of the first paragraph of Section 3.1 and this Section 3.14 may only be adopted by an affirmative vote of at least 80 percent of the entire Board of Directors. In the event of any inconsistency between any other provision of these By-laws and any provision of this Section 3.14, the provisions of this Section 3.14 shall control. Until the second anniversary of the effective time of the merger between the Corporation and CB Bancshares, Inc., the removal of Ronald K. Migita from the position of Chairman of the Board shall require the affirmative vote of at least 80% of the entire Board of Directors.

‘Continuing Central Pacific Directors’ shall mean the directors of Central Pacific as of the effective time of the merger between the Corporation and CB Bancshares, Inc. who were directors of Central Pacific immediately prior to the effective time of the merger between the Corporation and CB Bancshares, Inc. and any additional directors of the Corporation who take office after the effective time of the merger between the Corporation and CB Bancshares, Inc. who are nominated by a majority of the Continuing Central Pacific Directors.

‘Continuing CB Bancshares Directors’ shall mean the directors of CB Bancshares as of the effective time of the merger between the Corporation and CB Bancshares, Inc. who were directors of CB Bancshares immediately prior to the effective time of the merger between the Corporation and CB Bancshares, Inc. and any additional directors of the Corporation who take office after the effective time of the merger between the Corporation and CB Bancshares, Inc. who are nominated by a majority of the Continuing CB Bancshares Directors.”